UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	SCS INSURANCE OPPORTUNITIES FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Cort Meinelschmidt
President
38 South Potomac Street, Suite 203
Hagerstown, Maryland 21740

Telephone Number (including area code):	1-301- 665-9038

Name and address of agent for service of process:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

With copies to:
Joseph M. Lucosky, Esq.
Steven A. Lipstein, Esq.
Lucosky Brookman LLP
101 Wood Avenue South, 5th Floor
Woodbridge, New Jersey 08830
Telephone: (732) 395-4400
Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒      No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Hagerstown and State of Maryland on the 2nd day of  March, 2018.

SCS INSURANCE OPPORTUNITIES FUND

By:	/s/ Cort Meinelschmidt
Cort Meinelschmidt
President, Treasurer, and Trustee

Attest:	/s/ Linsay Sharma
Linsay Sharma